UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

Navigant International, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

63935R108

(CUSIP Number)

Jens Peters
General Counsel
TQ3 Travel Solutions Management Holding GmbH
Gustav-Deetjen-Allee 2-6
28215 Bremen
Federal Republic of Germany
Telephone: +49-421-3500-0

Copy to:

Sina R. Hekmat, Esq.
Jones Day
Hochhaus am Park
Grueneburgweg 102
60323 Frankfurt am Main
Federal Republic of Germany
Telephone: +49-69-9726-3994

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 15 Pages)

CUSIP No. 63935R108	Schedule 13D	Page 2 of 15 Pages

1.	Name of Reporting Person: TQ3 Travel Solutions Management Holding GmbH		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Federal Republic of Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,399,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,399,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,399,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 63935R108	Schedule 13D	Page 3 of 15 Pages

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Navigant International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 84 Inverness Circle East, Englewood, CO 80112.

Item 2. Identity and Background.

(a) - (b)	This statement on Schedule 13D is being filed by TQ3 Travel Solutions Management Holding GmbH, a limited liability company organized and existing under the laws of the Federal Republic of Germany (the “Reporting Person”). The principal business address of the Reporting Person is Gustav-Deetjen-Allee 2-6, 28215 Bremen, Federal Republic of Germany.

Set forth in Schedule I (which is incorporated by reference herein) is the name, business address and present principal occupation or employment of each of the Reporting Person’s directors and executive officers as of the date hereof.

The Reporting Person is a wholly-owned subsidiary of TUI AG, a stock corporation organized and existing under the laws of the Federal Republic of Germany. The principal business address of TUI AG is Karl-Wiechert-Allee 4, 30625 Hannover, Federal Republic of Germany.

Set forth in Schedule II (which is incorporated by reference herein) is the name, business address and present principal occupation or employment of each of TUI AG’s directors and executive officers as of the date hereof.

(c)	The Reporting Person is a provider of innovative, end-to-end travel expense management solutions worldwide. TUI AG is a provider of tourism and logistics services worldwide.

(d)	During the past five years, neither the Reporting Person nor, to its knowledge, any person named on Schedule I, TUI AG, or any person named on Schedule II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither the Reporting Person nor, to its knowledge, any person named on Schedule I, TUI AG, or any person named on Schedule II, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a limited liability company organized and existing under the laws of the Federal Republic of Germany. Set forth in Schedule I is the citizenship of each individual listed therein. TUI AG is a stock corporation organized and existing under the laws of the Federal Republic of Germany. Set forth in Schedule II is the citizenship of each individual listed therein.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Person has acquired 1,399,000 shares of Common Stock (as reported in Item 5) in the open market at a total cost of approximately $19,080,559 (including commissions). The source of funds for the purchases was funds available as cash on hand, including funds borrowed from TUI AG.

Item 4. Purpose of Transaction.

     The shares of Common Stock were acquired by the Reporting Person in order to strengthen and enhance the pre-existing business relationship with the Issuer as well as for investment purposes. The business relationship between the Issuer and the Reporting Person is an on-going joint venture established to provide business travel services to multinational and global customers. As a result, the Reporting Person wished to be in a position to share in the value that the Reporting Person provides to the Issuer due to their business relationship. Depending upon the Reporting Person’s evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person reserves the right from time to time either to acquire additional shares of Common Stock or to dispose of all or a portion of the shares of Common Stock through one or more transactions pursuant to public or private offerings or otherwise. Subject to the foregoing evaluation, the Reporting Person presently contemplates acquiring additional shares of Common Stock in order to beneficially own in the aggregate up to 14.9% of the outstanding shares of Common Stock.

CUSIP No. 63935R108	Schedule 13D	Page 4 of 15 Pages

     Except as set forth above, as of the date hereof, the Reporting Person has not formulated any plans or proposals that relate to or otherwise result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review on a continuing basis its investment in the Issuer and the Issuer’s business affairs, financial position and prospects. Based on such evaluation and review, as well as the respective objectives of the Reporting Person and the Issuer, other business opportunities available to the Reporting Person, general economic and industry conditions, and other factors that the Reporting Person may deem relevant, the Reporting Persons reserves the right to consider from time to time various courses of action of the types described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person is the beneficial owner of 1,399,000 shares of Common Stock, or approximately 9.0% of the 15,490,000 shares of Common Stock issued and outstanding as of November 2, 2004 (the “Outstanding Shares”), according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 26, 2004. To the knowledge of the Reporting Person, neither TUI AG, nor any of the persons listed on Schedule I and Schedule II beneficially owns any shares of Common Stock.

(b)	The Reporting Person has the sole power to vote and to dispose of the shares of Common Stock beneficially held by it described in (a) above.

(c)	The table below sets forth purchases of the shares of Common Stock by the Reporting Person during the past 60 days. All such purchases were effected by the Reporting Person on the NASDAQ National Market.

	Amount of Shares of	Price Per Share ($)
Date	Common Stock	(Excluding Commissions)
February 10, 2005	1,500	12.79
February 10, 2005	1,500	12.85
February 10, 2005	1,500	12.92
February 10, 2005	1,500	12.95
February 10, 2005	1,500	12.98
February 10, 2005	1,500	12.95
February 10, 2005	1,500	12.81
February 10, 2005	1,500	12.79
February 10, 2005	1,500	12.79
February 10, 2005	1,500	12.83
February 10, 2005	1,500	12.82
February 10, 2005	1,500	12.81
February 10, 2005	1,500	12.81
February 10, 2005	5,500	12.85
February 10, 2005	10,000	12.88
February 10, 2005	15,000	12.95
February 10, 2005	10,000	13.00
February 10, 2005	20,000	13.00
February 10, 2005	10,000	12.99
February 10, 2005	10,000	13.00
February 10, 2005	5,000	12.95

CUSIP No. 63935R108	Schedule 13D	Page 5 of 15 Pages

	Amount of Shares of	Price Per Share ($)
Date	Common Stock	(Excluding Commissions)
February 11, 2005	2,500	12.80
February 11, 2005	2,500	12.83
February 11, 2005	2,500	12.95
February 11, 2005	2,500	12.92
February 11, 2005	2,500	12.95
February 11, 2005	2,500	12.95
February 11, 2005	2,500	12.94
February 11, 2005	5,000	12.86
February 11, 2005	10,000	12.90
February 11, 2005	2,500	12.86
February 11, 2005	2,500	12.87
February 11, 2005	2,500	12.88
February 11, 2005	2,500	12.94
February 11, 2005	2,500	12.95
February 11, 2005	5,000	12.91
February 11, 2005	5,000	12.91
February 11, 2005	5,000	12.93
February 11, 2005	2,500	12.95
February 11, 2005	5,000	12.95
February 11, 2005	2,500	12.92
February 11, 2005	5,000	12.94
February 11, 2005	2,500	12.95
February 11, 2005	2,500	12.95
February 11, 2005	2,500	12.95
February 11, 2005	2,500	12.95
March 23, 2005	1,500	12.02
March 23, 2005	1,500	12.02
March 23, 2005	5,000	12.04
March 23, 2005	5,000	12.05
March 23, 2005	5,000	12.05
March 23, 2005	5,000	12.05
March 23, 2005	2,000	12.04
March 23, 2005	2,000	12.05
March 23, 2005	3,000	12.04
March 23, 2005	3,500	12.05
March 23, 2005	1,500	12.05
March 23, 2005	2,000	12.00

CUSIP No. 63935R108	Schedule 13D	Page 6 of 15 Pages

	Amount of Shares of	Price Per Share ($)
Date	Common Stock	(Excluding Commissions)
March 23, 2005	3,000	12.05
March 23, 2005	2,500	12.02
March 23, 2005	1,500	12.05
March 23, 2005	1,500	11.99
March 23, 2005	4,000	12.01
March 23, 2005	5,000	12.04
March 23, 2005	2,500	12.03
March 23, 2005	2,000	12.00
March 30, 2005	2,500	12.09
March 30, 2005	2,500	11.87
March 30, 2005	5,000	12.07
March 30, 2005	2,500	12.10
March 30, 2005	7,500	12.31
March 30, 2005	5,000	12.35
March 30, 2005	10,000	12.35
March 30, 2005	7,500	12.35
March 30, 2005	5,000	12.40
March 30, 2005	5,000	12.59
March 30, 2005	2,500	11.80
March 30, 2005	5,000	11.80
March 30, 2005	5,000	12.18
March 31, 2005	5,000	13.27
March 31, 2005	20,000	13.50
March 31, 2005	5,000	13.11
March 31, 2005	5,000	13.12
March 31, 2005	5,000	13.12
March 31, 2005	5,000	13.13
March 31, 2005	5,000	13.14
March 31, 2005	5,000	13.25
March 31, 2005	5,000	13.25
March 31, 2005	5,000	13.61
March 31, 2005	5,000	13.47
March 31, 2005	5,000	13.58
March 31, 2005	5,000	13.59
March 31, 2005	5,000	13.60
March 31, 2005	5,000	13.60
March 31, 2005	5,000	13.32

CUSIP No. 63935R108	Schedule 13D	Page 7 of 15 Pages

	Amount of Shares of	Price Per Share ($)
Date	Common Stock	(Excluding Commissions)
March 31, 2005	5,000	13.29
April 1, 2005	10,000	15.05
April 1, 2005	7,500	15.05
April 1, 2005	7,500	15.05
April 1, 2005	10,000	13.45
April 1, 2005	10,000	13.45
April 1, 2005	10,000	13.48
April 1, 2005	10,000	13.48
April 1, 2005	10,000	13.49
April 1, 2005	15,000	14.18
April 1, 2005	15,000	15.07
April 1, 2005	10,000	13.85
April 4, 2005	5,000	15.02
April 4, 2005	2,500	15.05
April 4, 2005	3,500	15.10
April 4, 2005	2,500	15.15
April 4, 2005	2,500	15.32
April 4, 2005	1,500	15.36
April 4, 2005	5,000	15.48
April 4, 2005	2,500	15.48
April 4, 2005	4,000	15.50
April 4, 2005	2,500	15.50
April 4, 2005	2,500	15.50
April 4, 2005	1,500	15.50
April 4, 2005	5,000	15.50
April 4, 2005	9,500	15.50
April 4, 2005	2,500	15.43
April 4, 2005	5,000	15.49
April 4, 2005	5,000	15.49
April 4, 2005	5,000	15.45
April 4, 2005	7,500	15.41
April 4, 2005	5,000	15.43
April 4, 2005	5,000	15.44
April 4, 2005	5,000	15.50
April 4, 2005	5,000	15.48
April 4, 2005	2,500	15.50
April 4, 2005	3,500	15.50

CUSIP No. 63935R108	Schedule 13D	Page 8 of 15 Pages

	Amount of Shares of	Price Per Share ($)
Date	Common Stock	(Excluding Commissions)
April 4, 2005	5,000	15.50
April 4, 2005	5,000	15.47
April 4, 2005	5,000	15.49
April 4, 2005	2,500	15.50
April 4, 2005	5,000	15.49
April 4, 2005	1,500	15.50
April 4, 2005	5,000	15.50
April 4, 2005	5,000	15.49
April 4, 2005	5,000	15.50
April 4, 2005	5,000	15.50
April 4, 2005	4,500	15.50
April 4, 2005	2,500	15.50
April 4, 2005	5,000	15.65
April 4, 2005	5,000	15.72
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.70
April 4, 2005	5,000	15.68
April 4, 2005	5,000	15.75
April 4, 2005	3,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	2,500	15.75
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.70
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	3,500	15.75
April 4, 2005	3,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	3,000	15.75
April 4, 2005	5,000	15.75

CUSIP No. 63935R108	Schedule 13D	Page 9 of 15 Pages

	Amount of Shares of	Price Per Share ($)
Date	Common Stock	(Excluding Commissions)
April 4, 2005	5,000	15.75
April 4, 2005	10,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	5,000	15.75
April 4, 2005	3,000	15.75
April 4, 2005	10,000	15.75
April 4, 2005	40,000	15.75
April 4, 2005	10,000	15.75

Except as described herein, neither the Reporting Person nor, to its knowledge, any person named on Schedule I, TUI AG, or any person named on Schedule II, has effected any transaction in the Common Stock during the past 60 days.

(d)	No other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed As Exhibits.

     None.

CUSIP No. 63935R108	Schedule 13D	Page 10 of 15 Pages

SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2005

TQ3 Travel Solutions Management Holding GmbH
By:	/s/ Stephan Baars
	Name:	Stephan Baars
	Title:	Managing Director, Chief Financial Officer

By:	/s/ Jens Peters
	Name:	Jens Peters
	Title:	General Counsel

CUSIP No. 63935R108	Schedule 13D	Page 11 of 15 Pages

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF
TQ3 TRAVEL SOLUTIONS MANAGEMENT HOLDING GMBH

     The following table sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of TQ3 Travel Solutions Management Holding GmbH.

     A. Members of the Supervisory Board:

Name	Business Address	Principal Occupation or Employment	Citizenship
Sebastian Ebel	TUI AG Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Chairman of the Supervisory Board and Member of the Executive Board of TUI AG	Federal Republic of Germany

Dr. Peter Engelen	TUI AG Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board of TUI AG	Federal Republic of Germany

Anke Heuermann-Ditrich	TQ3 Travel Solutions Germany GmbH Gustav-Deetjen-Allee 2-6 28215 Bremen Federal Republic of Germany	Chairman of the Works Council of TQ3 Travel Solutions Germany GmbH	Federal Republic of Germany

Gerlinde Binder	TQ3 Travel Solutions Germany GmbH Arnulfstrasse 83 80634 Munich Federal Republic of Germany	Regional Director Operations South	Federal Republic of Germany

Waltraud Busch	TQ3 Travel Solutions Germany GmbH Grafenberger Allee 295 40237 Duesseldorf Federal Republic of Germany	Chairman of the Works Council of TQ3 Travel Solutions Germany GmbH	Federal Republic of Germany

Werner Dlugaiczyk	Auf dem Kampe 29 30457 Hannover Federal Republic of Germany	Trade Union	Federal Republic of Germany

Jochen Dressel	Universitaet Bremen Akademie fuer Arbeit und Politik Parkallee 39/Am Barkhof 28209 Bremen Federal Republic of Germany	Lecturer at University of Bremen	Federal Republic of Germany

Heinz Kreuzer	TUI InfoTec GmbH Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Head of Management of TUI InfoTec GmbH	Federal Republic of Germany

CUSIP No. 63935R108	Schedule 13D	Page 12 of 15 Pages

Name	Business Address	Principal Occupation or Employment	Citizenship
Norbert Munsch	TUI Deutschland GmbH Karl-Wiechert-Allee 23 30625 Hannover Federal Republic of Germany	Managing Director of TUI Deutschland GmbH	Federal Republic of Germany

Peter Rothwell	TUI Northern Europe Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Regional Chairman of Source Market North of TUI AG	United Kingdom of Great Britain and Northern Ireland

Bernhard Sturtzkopf	TQ3 Travel Solutions Germany GmbH Norbertstrasse 5 45131 Essen Federal Republic of Germany	Chairman of the Works Council of TQ3 Travel Solutions Germany GmbH	Federal Republic of Germany

Claus Wülfers	Marcusallee 24 28359 Bremen Federal Republic of Germany	Former Chairman of the Management Board of Hapag-Lloyd	Federal Republic of Germany

     B. Managing Directors:

Name	Business Address	Principal Occupation or Employment	Citizenship
Marc Hildebrand	Gustav-Deetjen- Allee 2-6 28215 Bremen Federal Republic of Germany	Managing Director; Chief Executive Officer	Federal Republic of Germany

Stephan Baars	Gustav-Deetjen- Allee 2-6 28215 Bremen Federal Republic of Germany	Managing Director; Chief Financial Officer	Federal Republic of Germany

CUSIP No. 63935R108	Schedule 13D	Page 13 of 15 Pages

SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF TUI AG

     The following table sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of TUI AG.

A. Members of the Supervisory Board:

Name	Business Address	Principal Occupation or Employment	Citizenship
Dr. Juergen Krumnow	Taunusanlage 12 60325 Frankfurt/Main Federal Republic of Germany	Chairman of the Supervisory Board of TUI AG	Federal Republic of Germany

Jan Kahmann	Paula-Thiede-Ufer 10 10179 Berlin Federal Republic of Germany	Deputy Chairman of the Supervisory Board of TUI AG; Member of the Federal Executive Board of the United Services Trade Union	Federal Republic of Germany

Jella Benner-Heinacher	Hamborner Strasse 53 40472 Duesseldorf Federal Republic of Germany	Solicitor; Managing Director of Deutsche Schutzvereinigung fuer Wertpapierbesitz e.V.	Federal Republic of Germany

Uwe Klein	Ballindamm 25 20095 Hamburg Federal Republic of Germany	Chairman of Group Works Counsel of TUI AG	Federal Republic of Germany

Fritz Kollorz	Pieperstrasse 14-28 44789 Bochum Federal Republic of Germany	Member of the Executive Board of the Mining, Chemical and Energy Industrial Union	Federal Republic of Germany

Christian Kuhn	Karl-Wiechert-Allee 23 30625 Hannover Federal Republic of Germany	Chairman of Corporate Works Counsel of TUI Deutschland GmbH; Travel Agent	Federal Republic of Germany

Dr. Dietmar Kuhnt	Opernplatz 1 45128 Essen Federal Republic of Germany	Member of Supervisory Board of RWE AG	Federal Republic of Germany

Roberto Lopez Abad	Avda. de Oscar Espia 37 03007 Alicante Kingdom of Spain	Managing Director of Caja de Ahorros del Mediterraneo	Kingdom of Spain

Abel Matutes Juan	Avda. Bartolome Rosello 18 07800 Ibiza (Baleares) Kingdom of Spain	Managing Director of Grupo Empresas Matutes	Kingdom of Spain

Dr. Klaus Liesen	Huttropstrasse 60 45138 Essen Federal Republic of Germany	Honorary Chairman of the Supervisory Board of Ruhrgas AG	Federal Republic of Germany

Petra Oechtering	Frankfurter Strasse 44 51065 Koeln Federal Republic of Germany	Chairman of Corporate Works Counsel of TUI Leisure Travel GmbH; Travel Agent	Federal Republic of Germany

CUSIP No. 63935R108	Schedule 13D	Page 14 of 15 Pages

Name	Business Address	Principal Occupation or Employment	Citizenship
Carmen Riu Guell	Riu Centre C/ Laud s/n 07610 Playa de Palma (Mallorca) Kingdom of Spain	Chairwoman of the Board of RIU Hotels S.A.	Kingdom of Spain

Hans-Dieter Ruester	Flughafenstrasse 10 30855 Langenhagen Federal Republic of Germany	Chairman of Corporate Works Counsel of Hapag-Lloyd Flug GmbH; Aircraft Engineer	Federal Republic of Germany

Marina Schmidt	Mexikoring 21 22297 Hamburg Federal Republic of Germany	Chairman of Works Counsel of TQ3 Travel Solutions Germany GmbH Region Nord 1; Clerk	Federal Republic of Germany

Dr. Manfred Schneider	51368 Leverkusen Federal Republic of Germany	Chairman of the Supervisory Board of Bayer AG	Federal Republic of Germany

Prof. Dr. Dr. Ekkehard D. Schulz	August-Thyssen- Strasse 1 40211 Duesseldorf Federal Republic of Germany	Chairman of the Executive Board of ThyssenKrup AG	Federal Republic of Germany

Harmut Schulz	Flughafenstrasse 10 30855 Langenhagen Federal Republic of Germany	Chairman of Works Counsel of Hapag-Lloyd Flug GmbH; Clerk	Federal Republic of Germany

Ilona Schulz-Mueller	Paula-Thiede-Ufer 10 10179 Berlin Federal Republic of Germany	Representative for Equality in the Federal Executive Board of the United Services Trade Union	Federal Republic of Germany

Olaf Seifert	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Head of the Group Controlling Department of TUI AG	Federal Republic of Germany

Dr. Franz Vranitzky	Sieveringerstrasse 91 1190 Vienna Republic of Austria	Chancellor (retrd.) of the Republic of Austria	Republic of Austria

B. Members of the Executive Board:

Name	Business Address	Principal Occupation or Employment	Citizenship
Dr. Michael Frenzel	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Chairman of the Executive Board of TUI AG	Federal Republic of Germany

Rainer Feuerhake	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board, Finance	Federal Republic of Germany

Dr. Peter Engelen	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board, Human Resources and Legal Affairs	Federal Republic of Germany

CUSIP No. 63935R108	Schedule 13D	Page 15 of 15 Pages

Name	Business Address	Principal Occupation or Employment	Citizenship
Sebastian Ebel	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board, Platforms	Federal Republic of Germany